July 14, 2014

Mr. W. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Lowe’s Companies, Inc Form 10-K for the Fiscal Year Ended January 31, 2014, filed March 31, 2014 File No. 1-7898

Dear Mr. Cash:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K, as set forth in your letter dated June 27, 2014. The Company first sets forth your comment, and then provides the response in italics addressing your comment.

In connection with the Company’s response to the staff’s comment, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operations, page 20
Other Metrics, page 21

1.
We note your comparable sales increase includes online sales. In future filings, please expand your disclosure to quantify how online sales impacted your comparable sales. Otherwise, to the extent online sales did not have a meaningful impact to your comparable sales metric; please disclose that fact in your filings.

Response

We disclose in Part 1, Item 1 of our 2013 Form 10-K that sales originating through our online selling channels accounted for only approximately 2% of our total sales. The total contribution of online sales to the 2013 comparable sales was not material to an understanding of our business results and trends and, therefore, was not disclosed for fiscal 2013. We will continue to evaluate the composition of our comparable sales and disclose meaningful drivers, as appropriate. In future filings, to the extent the impact of online sales on comparable sales is not meaningful, we will disclose that fact.

Financial Statements
Note 1: Summary of Significant Accounting Policies, page 39
Revenue Recognition, page 43

2.
We note your policy states you recognize income from unredeemed stored-value cards at the point at which redemption becomes remote. In future filings, please disclose the amount of breakage revenue you have recognized for each period presented and where such amounts are reflected in your consolidated statement of earnings.

Response

We consider both qualitative and quantitative factors when determining our significant accounting policies and therefore, include a more detailed description of our gift card recognition policies due to the significance of gift cards in the retail industry. During fiscal years ended January 31, 2014, February 1, 2013, and February 3, 2012, the amounts of income recognized from unredeemed stored-value cards for which redemption was deemed remote was not significant and represented no more than 0.05% of total revenue in any year presented.

Therefore, Lowe’s will continue to monitor the amount of gift card breakage recorded and disclose the amount in future filings, to the extent it becomes material, or state that it is not material, if applicable.

Extended Protection Plans, page 43

3.
We note your deferred revenues for extended protection plans at January 31, 2014 are $730 million and your liability for such plans is only $18 million as of the same date. We further note you appear to be accruing for and paying claims at a rate in excess of $100 million per year. Given the duration of your extended protection plans and the amount of deferred revenues you’ve recognized, coupled with the annual amount of claims you appear to pay, please tell us the specific factors you have considered and assumptions you are making in the determination of your liability for extended protection plans and why you believe you have adequately reserved for such plans as of your fiscal year end.

Response

Self-insurance liabilities related to extended protection plan contracts represent claims filed and claims incurred but not yet reported, which are accrued and unpaid as of the end of the respective reporting periods. The amounts are based upon management’s estimates of the ultimate cost of incurred and unpaid claims using actuarial assumptions followed in the insurance industry and historical experience. More specifically, assumptions used are based on an actuarial analysis of historical claim activity and costs incurred relative to types and age of contracts outstanding, and the duration of time from when claims occur and are ultimately resolved. Due to the nature of extended protection plan contracts, which relate primarily to coverage of product sales from the Company’s appliance and outdoor power equipment categories, incurred claims are resolved (paid) in a relatively short timeframe. Therefore, the extended protection plan liability amounts as of the end of each respective reporting year represent on average less than 60 days of annual claims activity.

In reference to the comparison of the amount of deferred revenues relative to self-insurance liabilities, it should be noted that the deferred revenue balance reflects the remaining unrecognized income associated with warranties sold that will be recognized over future periods. Therefore, deferred revenue is directly correlated to the remaining term of outstanding contracts, which primarily range from one to four years. The self insurance liabilities, on the other hand, represent the current estimate for claims payable under existing outstanding contracts at a point in time, which once a claim is filed, averages less than 60 days. Although the age of a contract impacts the actuarial analysis and estimates regarding incurred losses, the remaining term does not; and therefore, there is no direct correlation between these two amounts.